Exhibit 99.5

Postmedia Reports Third Quarter Results

July 7, 2016 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three and nine months ended May 31, 2016. The results for the three and nine months ended May 31, 2016 include the results of the English language newspapers and specialty publications, as well as digital properties, acquired from Quebecor Media Inc. on April 13, 2015 (the “Sun Acquisition”).

Third Quarter Operating Results

Net loss in the quarter ended May 31, 2016 was $23.7 million, as compared to $140.8 million in the same period in the prior year. The decrease in net loss was primarily the result of a decrease in non-cash impairment charges of $131.2 million and an increase in non-cash foreign currency exchange gains related to the carrying value of the Company’s US dollar denominated debt.

Operating loss in the quarter was $18.3 million, as compared to $149.8 million for the same period in the prior year. The increase in operating loss was primarily the result of the decrease in non-cash impairment charges, and decreases in restructuring and other items expense and amortization expense.

Operating income before depreciation, amortization, impairment and restructuring of $19.8 million in the quarter represents a decrease of $10.9 million (35.4%) relative to the same period in the prior year. The decrease is due to revenue declines in excess of operating cost savings related to the ongoing cost saving initiatives, partially offset by the operating income before depreciation, amortization and restructuring of the properties acquired in the Sun Acquisition. In addition, during the three months ended May 31, 2015, a compensation expense recovery of $3.5 million was recorded related to the Company’s Ontario Digital Media Tax Credit claim (“Tax Credit”). If the Tax Credit is excluded from the prior year results, operating income before depreciation, amortization, impairment and restructuring would have decreased $7.4 million (27.1%).

Revenue for the quarter was $218.3 million as compared to $205.1 million in the prior year, an increase of $13.2 million (6.4%). Excluding the impact of the Sun Acquisition, revenue for the quarter was $128.8 million, a decrease of $19.1 million (12.9%) relative to the same period in the prior year. The revenue decline excluding the impact of the Sun Acquisition was primarily due to decreases in print advertising revenue of $14.7 million (19.4%), print circulation revenue of $3.1 million (6.8%) and digital revenue of $0.5 million (2.4%).

Total operating expenses excluding depreciation, amortization, impairment and restructuring increased $24.1 million for the quarter, relative to the same period in the prior year. The increase primarily relates to the impact of the properties acquired in the Sun Acquisition. Partially offsetting these increases were decreases in operating expenses excluding depreciation, amortization, impairment and restructuring related to ongoing cost reduction initiatives.

Year-to-Date Operating Results

Net loss in the nine months ended May 31, 2016 was $253.0 million, as compared to $209.3 million in the same period in the prior year. The increase in net loss was the result of an increase of $54.0 million related to non-cash impairment charges and an increase in interest expense, partially offset by non-cash foreign currency exchange gains related to the carrying value of the Company’s US dollar denominated debt.

Operating loss in the nine months ended May 31, 2016 was $195.3 million, as compared to $142.7 million for the same period in the prior year. The increase in operating loss was the result of the increase in non-cash impairment charges, a decrease in operating income before depreciation, amortization, impairment and restructuring, and an increase in restructuring and other items expense, partially offset by decreases in depreciation and amortization expense.

Operating income before depreciation, amortization, impairment and restructuring for the nine months ended May 31, 2016 was $75.0 million, a decrease of $14.1 million (15.9%) relative to the same period in the prior year. The decrease is due to the Tax Credit recorded in the prior year as discussed above, partially offset by the operating income before depreciation, amortization and restructuring of the properties acquired in the Sun Acquisition. During the nine months ended May 31, 2015, a compensation expense recovery totaling $17.3 million was recorded related to the Tax Credit. If the Tax Credit is excluded from prior year results, operating income before depreciation, amortization, impairment and restructuring would have increased $3.2 million (4.4%).

Revenue for the nine months ended May 31, 2016 was $678.5 million as compared to $520.1 million in the prior year, an increase of $158.4 million. Excluding the impact of the Sun Acquisition, revenue for the nine months ended May 31, 2016 was $402.2 million, a decrease of $60.7 million (13.1%) relative to the same period in the prior year. The revenue decline excluding the impact of the Sun Acquisition was primarily due to decreases in print advertising revenue of $45.0 million (18.4%), print circulation revenue of $9.9 million (7.1%) and digital revenue of $3.1 million (4.6%).

Total operating expenses excluding depreciation, amortization, impairment and restructuring increased $172.6 million for the nine months ended May 31, 2016, relative to the same period in the prior year. The increase primarily relates to the impact of the properties acquired in the Sun Acquisition, increases in production expenses as a result of the outsourcing of production of The Vancouver Sun and The Province in February 2015 and the fact that there was no Tax Credit in the nine months ended May 31, 2016 compared to a recovery of $17.3 million relating to the Tax Credit in the nine months ended May 31, 2015. Partially offsetting these increases were decreases in operating expenses excluding depreciation, amortization and restructuring related to ongoing cost reduction initiatives.

Business Transformation Initiatives

In July 2015, the Company announced it would undertake cost reduction initiatives targeted to deliver $50 million in annualized operating cost savings by the end of fiscal 2017 (the “Transformation Program”). In January 2016, the operating cost savings target was updated to $80 million.

These cost reductions are expected to come from a combination of acquisition synergies and further reorganization of the Company’s operations. During the three months ended May 31, 2016, the Company implemented initiatives which are expected to result in an additional $9 million of net annualized cost savings under the Transformation Program. In total, the Company has implemented net annualized cost savings of approximately $64 million of operating costs since the program was announced in July 2015.

Debt Repayment

During the three and nine months ended May 31, 2016, the Company made mandatory principal repayments of $9.7 million and $26.0 million, respectively, in accordance with terms of the Company’s First-Lien Notes indenture. The mandatory principal repayments in the nine months ended May 31, 2016 includes $6.5 million tendered in response to the Company’s offer to repurchase First-Lien Notes as a result of the sale of the Vancouver production facility in the fourth quarter of fiscal 2015.

Independent Special Committee

On April 7, 2016, the Company announced that management, as overseen by an independent special board committee, was reviewing alternatives to improve its operations, capital structure and financial liquidity. The Company announced today in a separate press release a proposed recapitalization transaction that will significantly reduce Postmedia’s outstanding indebtedness and annual interest costs, improve its capital structure and liquidity, and result in an enhanced financial foundation for Postmedia.

Additional Information

Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, and the completion of the proposed recapitalization transaction. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labour disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities and the risk that the anticipated benefits and consequences of the proposed recapitalization transaction may not be achieved. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact

Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact

Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended May 31,		For the nine months ended May 31,
	2016	2015	2016	2015

Revenues
Print advertising	115,391	112,177	369,073	280,815
Print circulation	64,860	59,043	196,528	151,989
Digital	28,041	25,833	83,661	70,636
Other	10,026	8,039	29,220	16,611
Total revenues	218,318	205,092	678,482	520,051
Expenses
Compensation	91,673	80,527	276,479	201,186
Newsprint	12,760	10,300	37,826	23,476
Distribution	40,552	33,661	122,811	80,561
Production	17,968	17,275	52,541	39,845
Other operating	35,578	32,690	113,845	85,879
Operating income before depreciation, amortization, impairment and restructuring	19,787	30,639	74,980	89,104
Depreciation	5,280	4,628	16,419	26,175
Amortization	5,431	10,236	16,596	29,299
Impairments	20,000	151,200	207,000	153,043
Restructuring and other items	7,373	14,357	30,257	23,273
Operating loss	(18,297)	(149,782)	(195,292)	(142,686)
Interest expense	18,231	17,147	56,004	50,336
Net financing expense related to employee benefit plans	1,449	1,391	4,348	4,172
(Gain) loss on disposal of property and equipment and asset held-for-sale	(147)	(6)	241	(746)
(Gain) loss on derivative financial instruments	(2,677)	596	(1,438)	(3,512)
Foreign currency exchange (gains) losses	(11,471)	(2,070)	(1,405)	42,377
Loss before income taxes	(23,682)	(166,840)	(253,042)	(235,313)
Recovery of income taxes	-	(26,000)	-	(26,000)
Net loss attributable to equity holders of the Company	(23,682)	(140,840)	(253,042)	(209,313)

Loss per share attributable to equity holders of the Company
Basic	$(0.08)	$(0.84)	$(0.90)	$(2.51)
Diluted	$(0.08)	$(0.84)	$(0.90)	$(2.51)

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at May 31, 2016	As at August 31, 2015

Assets
Current Assets
Cash	20,614	43,813
Restricted cash	12,301	25,373
Accounts receivable	98,323	99,548
Income taxes receivable	-	3,700
Inventory	7,001	6,879
Prepaid expenses and other assets	10,608	12,314
Total current assets	148,847	191,627
Non-Current Assets
Property and equipment	262,339	274,511
Derivative financial instruments	4,731	2,093
Other assets	4,617	3,998
Intangible assets	161,396	313,394
Goodwill	20,789	88,474
Total assets	602,719	874,097

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	88,856	87,083
Provisions	20,089	18,546
Deferred revenue	37,625	37,410
Current portion of long-term debt	19,465	25,996
Total current liabilities	166,035	169,035
Non-Current Liabilities
Long-term debt	628,540	646,336
Employee benefit obligations and other liabilities	197,536	147,574
Provisions	689	442
Total liabilities	992,800	963,387

Deficiency
Capital stock	535,468	535,468
Contributed surplus	10,283	10,169
Deficit	(935,832)	(634,927)
Total deficiency	(390,081)	(89,290)
Total liabilities and deficiency	602,719	874,097

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended May 31,		For the nine months ended May 31,
	2016	2015	2016	2015

Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(23,682)	(140,840)	(253,042)	(209,313)
Items not affecting cash:
Depreciation	5,280	4,628	16,419	26,175
Amortization	5,431	10,236	16,596	29,299
Impairments	20,000	151,200	207,000	153,043
(Gain) loss on derivative financial instruments	(2,677)	596	(1,438)	(3,512)
Non-cash interest	1,011	1,010	3,029	2,645
Gain (loss) on disposal of property and equipment and asset held-for-sale	(147)	(6)	241	(746)
Non-cash foreign currency exchange (gains) losses	(11,328)	(1,777)	(1,263)	42,112
Share-based compensation plans and other long-term incentive plan expense (recovery)	(84)	(212)	(248)	255
Deferred income tax recovery	-	(26,000)	-	(26,000)
Net financing expense relating to employee benefit plans	1,449	1,391	4,348	4,172
Non-cash compensation expense of employee benefit plans	190	-	-	-
Employee benefit funding in excess of compensation expense	-	(822)	(1,720)	(570)
Net change in non-cash operating accounts	10,978	28,973	8,196	12,816
Cash flows from (used in) operating activities	6,421	28,377	(1,882)	30,376

Investing Activities
Net proceeds from the sale of property and equipment and asset held-for-sale	639	9	1,945	13,215
Purchases of property and equipment	(4,535)	(531)	(6,433)	(2,889)
Purchases of intangible assets	(2,587)	(258)	(3,998)	(561)
Purchase of warrants	-	-	(1,200)	-
Receipt of working capital adjustment	-	-	1,208	-
Acquisition, net of cash acquired	85	(303,485)	85	(303,485)
Cash flows used in investing activities	(6,398)	(304,265)	(8,393)	(293,720)

Financing activities
Proceeds from issuance of long-term debt	-	140,000	-	140,000
Proceeds from issuance of shares	-	173,500	-	173,500
Repayment of long-term debt	(9,733)	(9,733)	(25,996)	(15,983)
Restricted cash	4,008	12,442	13,072	-
Debt issuance costs	-	(3,041)	-	(5,231)
Share issuance costs	-	(6,196)	-	(9,138)
Cash flow from (used in) financing activities	(5,725)	306,972	(12,924)	283,148

Net change in cash for the period	(5,702)	31,084	(23,199)	19,804
Cash at beginning of period	26,316	19,210	43,813	30,490
Cash at end of period	20,614	50,294	20,614	50,294

Supplemental disclosure of operating cash flows
Interest paid	12,818	12,815	49,794	41,438
Income taxes received	3,785	-	3,785	-